SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 Amendment No. 2
                                SCHEDULE 14D-1/A
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934
                              ---------------------

                        SECURITY INVESTMENTS GROUP, INC.
                            (Name of Subject Company)

                          ALLIANCE STANDARD III L.L.C.
                           ALLIANCE STANDARD III CORP.
                               MICHAEL L. LEWITTES
                                 ROBERT S. JAFFE
                                    (Bidders)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)


                                    814341103
                      (CUSIP Number of Class of Securities)


     Michael L. Lewittes                           Keith R. Bish
ALLIANCE STANDARD III, L.L.C.               ALLIANCE STANDARD III CORP.
     520 Madison Avenue             c/o International Fund Administration, Ltd.
          7th Floor                            48 Par-la-Ville Road
     New York, NY 10022                              Suite 464
  Telephone: (212) 826-6805                   Hamilton HM11, Bermuda
                                             Telephone: (441) 295-4718


                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                                                 Page 1 of Pages

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                                        SCHEDULE 14D-1/A -- AMENDMENT NO. 2


                                         SECURITY INVESTMENTS GROUP, INC.

         This statement constitutes Amendment No. 2 to the statement on Schedule 14D-1 (the "Original Statement," and as supplemented and amended hereby, the "Statement") relating to the offer by Alliance Standard III L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard III Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase up to 707,000 shares of Common Stock, par value $.10 per share (the "Shares"), of Security Investments Group, Inc., a Delaware corporation ( the "Company"), at a price of $2.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 1998 (the "Original Offer to Purchase," a copy of which is attached as Exhibit(a)(1) of the Original Statement), as supplemented and amended by the Supplement dated February 10, 1998, attached to Amendment No. 1 as Exhibit (a)(8). The Original Offer to Purchase and such Supplement are referred to, collectively, as the "Offer to Purchase"; the Offer to Purchase and the Letter of Transmittal collectively constitute the "Offer".

         Amendment  No. 1 of the  Original  Statement  was filed on February 11,
1998. Except as set forth herein and in Amendment No. 1, there have been no changes in the information as set forth in the Original Statement.

ITEM 10.          ADDITIONAL INFORMATION.

               (b) The information set forth in the press release issued by the Purchasers on February 11, 1998, is incorporated herein by reference.

ITEM 11.                   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number                            Exhibit

  (a)(1) Offer to Purchase, dated January 21, 1998.*
  (a)(2) Letter of Transmittal with respect to the Shares.*
  (a)(3) Notice of Guaranteed Delivery.*
  (a)(4) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees. *
  (a)(5) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients. *

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  (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.*
  (a)(7) Summary Advertisement, dated January 21, 1998.*
  (a)(8) Supplement dated February 10, 1998, to the Offer to Purchase.**
  (a)(9) Press release dated February 11, 1998.
  (b)    None.
  (c)(1) Filing Agreement, dated January 21, 1998, between Alliance
         Standard III L.L.C. and Alliance Standard III Corp.*
  (c)(2) Agreement, dated December 1, 1997, between JL Advisors, L.L.C.
         and Collectible Certificates, L.L.C.*
  (d)    None.
  (e)    Not applicable.
  (f)    None.

*        Filed as an exhibit to the Original Statement.
**       Filed as an exhibit to Amendment No. 1.

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                                                    SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1998

                             Alliance Standard III L.L.C.
                             By:   LJ Investments, L.L.C., its managing
                                   member
                                   By:  JL Advisors II, LLC, its managing
                                        member



s/ Michael L. Lewittes               By:    s/ Michael L. Lewittes
----------------------                      ----------------------
Michael L. Lewittes                         Michael L. Lewittes, Member

                                  By:  Jaffe Capital Management Group,
                                       LLC, member



s/ Robert S. Jaffe                   By:    s/ Robert S. Jaffe
------------------                          ------------------
Robert S. Jaffe                             Robert S. Jaffe, Member

                                  Alliance Standard III Corp.



                                  By:      s/ Keith R. Bish
                                           ----------------
                                           Keith R. Bish, Director


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                                                 INDEX OF EXHIBITS


                                                                Sequentially
     Exhibit                                                      numbered
     number                             Exhibit                     pages


(a)(1)   Offer to Purchase, dated January 21, 1998.*
(a)(2)   Letter of Transmittal with respect to the Shares.*
(a)(3)   Notice of Guaranteed Delivery.*
(a)(4) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees. *
(a)(5) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients. *
(a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)   Summary Advertisement, dated January 21, 1998.*
(a)(8)   Supplement dated February 10, 1998, to the Offer to Purchase.**
(a)(9)   Press release dated February 11, 1998.
(b)      None.
(c)(1) Filing Agreement, dated January 21, 1998, between Alliance Standard III L.L.C. and Alliance Standard III Corp.*
(c)(2) Agreement, dated December 1, 1997, between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
(d)      None.
(e)      Not applicable.
(f)      None.

*     Filed as an exhibit to the Original Statement.
**    Filed as an exhibit to Amendment No. 1.

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